UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2014

Commission File Number: 000-53543

Ballard Power Systems Inc.

Canada
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway
Burnaby, BC
V5J 5J8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: August 1, 2014	By:	/s/ Tony Guglielmin
	Name:	Tony Guglielmin
	Title:	Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Ballard Power Systems Second Quarter 2014 Interim Financial Statements
99.2	Ballard Power Systems Second Quarter 2014 Management's Discussion and Analysis